Exhibit 99.1

Amdocs Limited Reports First Quarter Fiscal 2024 Results

Record Quarterly Revenue of $1.25 Billion, up Roughly 5% YoY as Reported and in Constant Currency(1)

Record 12-Month Backlog of $4.21 Billion, up Roughly 3% YoY and $60 Million QoQ

Reiterates Fiscal 2024 Revenue Growth of Roughly 1%-5% YoY(2) as Reported and in Constant Currency(1)

Reiterates Double-digit Diluted Earnings Per Share Growth in Fiscal 2024, Supported by Accelerated Profitability

First Quarter Fiscal 2024 Highlights

(All comparisons are against the prior year)

•

Record revenue of $1,245 million, up 5.0% as reported and up 4.8% in constant currency(1); revenue was at the midpoint of $1,225-$1,265 million guidance range and includes an unfavorable impact from foreign currency movements of approximately $5 million relative to the fourth quarter of fiscal 2023

•	Revenue growth across all regions, including record revenue of $838 million in North America, up 3.1%

•	Record managed services revenue of $722 million, equivalent to approximately 58% of total revenue

•	GAAP diluted EPS of $1.26, at the high end of the guidance range of $1.18-$1.26

•	Non-GAAP diluted EPS of $1.56, at the midpoint of the guidance range of $1.53-$1.59

•

GAAP operating income of $184 million; GAAP operating margin of 14.8%, up 210 basis points as compared to last year’s first fiscal quarter and up 360 basis points sequentially, primarily reflecting restructuring charges of $25 million recorded in last year’s first fiscal quarter and $46 million sequentially

(1)	Revenue on a constant currency basis assumes exchange rates in the current period were unchanged from the prior period
(2)	Expected revenue growth for the full year fiscal 2024 of 1.1%-5.1% as reported and 1.2%-5.2% on a constant currency basis
(3)	Please refer to the Selected Financial Metrics tables below (figures may not sum because of rounding)

•

Non-GAAP operating income of $225 million; non-GAAP operating margin of 18.1%, up 40 basis points as compared to last year’s first fiscal quarter and up 30 basis points sequentially, reflecting a continued focus on operational excellence

•

Free cash flow of $139 million, comprised of cash flow from operations of $182 million, less $44 million in net capital expenditures and other(3), including $16 million of restructuring payments; reiterates full year fiscal 2024 free cash outlook of $750 million, excluding restructuring payments

•	Repurchased $159 million of ordinary shares during the first fiscal quarter

•	Record twelve-month backlog of $4.21 billion, up approximately $60 million sequentially and up approximately 3% as compared to last year’s first fiscal quarter

JERSEY CITY, NJ – February 6, 2024 – Amdocs Limited (NASDAQ: DOX), a leading provider of software and services to communications and media companies, today reported operating results for the three months ended December 31, 2023.

“Fiscal 2024 is off to a solid start as we leveraged our innovative product and service offering, and unique business model, to meet the strategic investment priorities of our customers. First quarter revenue was a record $1.25 billion, consistent with the midpoint of guidance and driven by year-over-year growth across all three of our operating regions. Twelve-month backlog of $4.21 billion was a record-high, accelerating by $60 million sequentially in Q1. We secured additional customer awards in support of multi-year modernization programs in North America, and strengthened our international presence with several key deals, including new logo wins such as Finetwork in Spain which selected Amdocs’ Digital Brands Suite as a Service. In cloud, strong sales momentum continued with numerous wins, including a cloud transformation and managed services award with NTT Infranet in Japan. Additionally, we accelerated our leading position as a Generative AI industry enabler, leveraging investments in Amdocs’ amAIz Gen AI framework and our strategic partnerships with Microsoft and NVIDIA to advance use cases with a growing list of flagship customers,” said Shuky Sheffer, president and chief executive officer of Amdocs Management Limited.

“Improved operating profitability was a notable highlight in Q1, driven by the ongoing adoption of automation, artificial intelligence, and other sophisticated tools. We also reinforced our reputation for execution, supporting a high number of project deployments which included major successful implementations at several large-scale customers worldwide that create the foundation for future business expansion. From an operational perspective, I am pleased to report a record quarter in managed services, primarily driven by cloud transformations and the ramp-up of activities under long-term agreements with new and existing customers,” said Tamar Rapaport-Dagim, chief financial officer & chief operating officer of Amdocs Management Limited.

Sheffer concluded, “Looking ahead, we continue to see a rich pipeline of opportunities to help our customers modernize for cloud-based 5G, fixed wireless access and fiber networks, improved digital consumer and B2B experiences. Additionally, we are making significant progress in Generative AI, where we believe Amdocs is already established as the industry’s most dominant technology enabler. Overall, and while macro uncertainty and industry pressure remain mostly unchanged, we are reiterating our guidance for constant currency(1) revenue growth of between 1.2% to 5.2% in fiscal 2024, which includes another year of expected strong double-digit growth in cloud. Moreover, our initiatives to accelerate profitability are on-track, positioning us to deliver a fourth straight year of double-digit earnings per share growth in fiscal 2024, based on the midpoint of our guidance range.”

Revenue

(All comparisons are against the prior year period)

	In millions
	Three months ended
	December 31, 2023
	Actual	Guidance
Revenue	$1,245	$1,225 - $1,265
Revenue Growth, as reported	5.0%
Revenue Growth, constant currency(1)	4.8%

•

Revenue for the first fiscal quarter of 2024 was at the midpoint of Amdocs’ guidance, and includes unfavorable impact from foreign currency movement of approximately $1 million compared to our guidance assumptions

•	Revenue for the first fiscal quarter includes an unfavorable impact from foreign currency movements of approximately $5 million relative to the fourth quarter of fiscal 2023

Net Income and Earnings Per Share

`	In thousands, expect per share data
	Three months ended
	December 31,
	2023	2022
GAAP Measures
Net Income	$148,722	$129,872
Net Income attributable to Amdocs Limited	$147,965	$129,667
Diluted earnings per share	$1.26	$1.07
Non-GAAP Measures
Non-GAAP Net Income	$183,833	$176,542
Non-GAAP Net Income attributable to Amdocs Limited	$183,076	$176,337
Non-GAAP Diluted earnings per share	$1.56	$1.45

•

Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition related liabilities measured at fair value, equity-based compensation expenses, and other, net of related tax effects, in all the periods presented, and in the three months ended December 31, 2022, also excludes restructuring charges net of related tax effects

For further details of the reconciliation of selected financial metrics from GAAP to Non-GAAP, please refer to the tables below.

Capital Allocation

•

M&A Activity: On November 2, 2023, Amdocs completed the previously announced acquisition of Astadia for a net consideration of approximately $75 million in cash, with additional consideration to be paid later based on the achievement of certain performance metrics

•

Quarterly Cash Dividend Program: On February 6, 2024, the Board approved the Company’s next quarterly cash dividend payment at the new increased rate of $0.479 per share, as approved at the February 2024 annual general meeting of shareholders and set March 29, 2024 as the record date for determining the shareholders entitled to receive the dividend, which will be payable on April 26, 2024

•	Share Repurchase Activity: Repurchased $159 million of ordinary shares during the first quarter of fiscal 2024

Twelve-month Backlog

Twelve-month backlog was a record $4.21 billion at the end of the first quarter of fiscal 2024, up approximately 3% as compared to last year’s first fiscal quarter. Twelve-month backlog includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities.

Second Quarter Fiscal 2024 Outlook

In millions, expect per share data
Q2 - 2024
Revenue	$1,225-$1,265
GAAP Diluted earnings per share	$1.21-$1.29
Non-GAAP Diluted earnings per share	$1.53-$1.59

•	Second quarter revenue guidance assumes immaterial sequential impact from foreign currency fluctuations as compared to the first quarter of fiscal 2024

•

Second quarter non-GAAP diluted EPS guidance excludes equity-based compensation expense of approximately $0.17-$0.19 per share, amortization of purchased intangible assets and other acquisition-related costs of approximately $0.12 per share, changes in certain acquisitions related liabilities measured at fair value, and other, net of related tax effects

Full Year Fiscal 2024 Outlook

FY 2024 - Year-over -Year growth
	Current guidance	Previous guidance
Revenue Growth, as reported	1.1%-5.1%	1.0%-5.0%
Revenue Growth, constant currency (1)	1.2%-5.2%	1.2%-5.2%
GAAP Diluted earnings per share	13.0%-19.5%	11.0%-18.0%
Non-GAAP Diluted earnings per share	8.0%-12.0%	8.0%-12.0%

	FY 2024, in millions
	Current guidance	Previous guidance
Free Cash Flow (3)	$750	$750

•

Full year fiscal 2024 revenue guidance incorporates an expected unfavorable impact from foreign currency fluctuations of approximately 0.1% year-over-year, as compared with an unfavorable impact of approximately 0.2% year-over-year previously

•

Non-GAAP diluted earnings per share growth excludes equity-based compensation expense of approximately $0.72-$0.78 per share, amortization of purchased intangible assets and other acquisition-related costs of approximately $0.48 per share, changes in certain acquisitions related liabilities measured at fair value, and other, net of related tax effects

•	Non-GAAP operating margin is anticipated to be within a range of 18.1% to 18.7% for the full year fiscal 2024

•

Non-GAAP operating margin is comprised of GAAP operating margin, excluding amortization on purchased intangible assets and other, equity-based compensation expense, and changes in certain acquisitions related liabilities measured at fair value

•	Non-GAAP effective tax rate is anticipated to be within a range of 13% to 17% for the full year fiscal 2024

•	Free cash flow(3) is comprised of cash flow from operations, less net capital expenditures and other, and excludes payments related to restructuring charges

The forward looking statements regarding our second fiscal quarter 2024 and full year fiscal 2024 guidance take into consideration the Company’s current expectations regarding macro and industry specific risks and various uncertainties and certain assumptions that we will discuss on our earnings conference call. However, we note that market dynamics continue to shift rapidly and we cannot predict all possible outcomes, including those resulting from certain geopolitical events (including the recent attacks in Israel and evolving conflict), the current inflationary environment, global or regional events, such as the COVID-19 pandemic and the prevailing level of macro-economic, business and operational uncertainty, which have created, and continue to create, a significant amount of uncertainty, or from current and potential customer consolidation or their other strategic corporate activities.

Conference Call and Earnings Webcast Presentation Details

Amdocs will host a conference call and earnings webcast presentation on February 6, 2024 at 5:00 p.m. Eastern Time to discuss the Company’s first quarter of fiscal 2024 results. To participate in the call, please register here to receive the dial-in numbers and unique access PIN. The conference call and webcast will also be carried live on the Internet and may be accessed via the Amdocs website at https://investors.amdocs.com. Presentation slides will be available shortly before the webcast.

Non-GAAP Financial Measures This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, revenue on a constant currency(1) basis, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income, non-GAAP net income attributable to Amdocs Limited and non-GAAP diluted earnings per share growth. These other non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition-related costs;

•	changes in certain acquisition-related liabilities measured at fair value;

•	restructuring and unusual charges or benefits;

•	equity-based compensation expense;

•	other; and

•	tax effects related to the above.

Free cash flow equals cash generated by operating activities less net capital expenditures and other. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow(3), revenue on a constant currency(1) basis, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income, non-GAAP net income attributable to Amdocs Limited and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition-related liabilities measured at fair value, restructuring and unusual charges or benefits, equity-

based compensation expense, other and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of revenue, research and development, selling, general and administrative, operating income, interest and other expenses, net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

Supporting Resources

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About Amdocs

Amdocs helps those who build the future to make it amazing. With our market-leading portfolio of software products and services, we unlock our customers’ innovative potential, empowering them to provide next-generation communication and media experiences for both the individual end user and large enterprise customers. Our approximately 29,000 employees around the globe are here to accelerate service providers’ migration to the cloud, enable them to differentiate in the 5G era, and digitalize and automate their operations. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $4.89 billion in fiscal 2023.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters and years. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general macroeconomic conditions, prevailing level of macroeconomic, business and operational uncertainty, including as a result of geopolitical events or other global or regional events such as the recent attacks in Israel and evolving conflict and the COVID-19 pandemic, as well as the current inflationary environment, and the effects of these conditions on the Company’s customers’ businesses and levels of business activity, including the effect of the current economic uncertainty and industry pressure on the spending decisions of the Company’s customers. Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, our ability to successfully and effectively implement artificial intelligence and Generative AI in the Company’s offerings and operations, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2023 filed on December 13, 2023.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(In thousands, except per share data)

	Three months ended December 31,
	2023	2022
Revenue	$1,245,199	$1,185,720
Operating expenses:
Cost of revenue	812,744	756,849
Research and development	89,207	95,726
Selling, general and administrative	142,504	143,222
Amortization of purchased intangible assets and other	16,410	15,313
Restructuring charges	—	24,536

	1,060,865	1,035,646

Operating income	184,334	150,074
Interest and other expense, net	(9,778)	(4,963)

Income before income taxes	174,556	145,111

Income tax expense	25,834	15,239

Net income	$148,722	$129,872

Net income attributable to noncontrolling interests	757	205

Net income attributable to Amdocs Limited	$147,965	$129,667

Basic earnings per share attributable to Amdocs Limited	$1.27	$1.07

Diluted earnings per share attributable to Amdocs Limited	$1.26	$1.07

Cash dividends declared per ordinary share	$0.435	$0.395

Basic weighted average number of shares outstanding	116,841	120,652

Diluted weighted average number of shares outstanding	117,536	121,500

AMDOCS LIMITED

Selected Financial Metrics

(In thousands, except per share data)

	Three months ended December 31,
	2023	2022
Revenue	$1,245,199	$1,185,720
Non-GAAP operating income	225,241	209,538
Non-GAAP net income	183,833	176,542
Non-GAAP net income attributable to Amdocs Limited	183,076	176,337
Non-GAAP diluted earnings per share	$1.56	$1.45
Diluted weighted average number of shares outstanding	117,536	121,500

Free Cash Flows

(In thousands)

	Three months ended December 31,
	2023	2022
Net Cash Provided by Operating Activities	$182,387	$83,226
Purchases of property and equipment, net (a)	(43,743)	(33,703)

Free Cash Flow	$138,644	$49,523

(a)

The amounts under “Purchase of property and equipment, net”, include immaterial proceeds from sale of property and equipment for the three months ended December 31, 2023, and no proceeds for the three months ended December 31, 2022.

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Three Months Ended December 31, 2023
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$812,744	$—	$(13,527)	$1,583	$—	$—	$800,800
Research and development	89,207		(1,867)				87,340
Selling, general and administrative	142,504		(10,686)				131,818
Amortization of purchased intangible assets and other	16,410	(16,410)					—

Total operating expenses	1,060,865	(16,410)	(26,080)	1,583	—	—	1,019,958

Operating income	184,334	16,410	26,080	(1,583)	—	—	225,241
Interest and other expense, net	(9,778)				1,534		(8,244)
Income tax expense	25,834					7,330	33,164

Net income	148,722	16,410	26,080	(1,583)	1,534	(7,330)	183,833

Net income attributable to noncontrolling interests	757						757

Net income attributable to Amdocs Limited	$147,965	$16,410	$26,080	$(1,583)	$1,534	$(7,330)	$183,076

	Three Months Ended December 31, 2022
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$756,849	$—	$(8,655)	$(125)	$—	$—	$748,069
Research and development	95,726		(1,484)				94,242
Selling, general and administrative	143,222		(9,351)				133,871
Amortization of purchased intangible assets and other	15,313	(15,313)					—
Restructuring charges	24,536				(24,536)		—

Total operating expenses	1,035,646	(15,313)	(19,490)	(125)	(24,536)	—	976,182

Operating income	150,074	15,313	19,490	125	24,536	—	209,538
Interest and other expense, net	(4,963)						(4,963)
Income tax expense	15,239					12,794	28,033

Net income	129,872	15,313	19,490	125	24,536	(12,794)	176,542

Net income attributable to noncontrolling interests	205						205

Net income attributable to Amdocs Limited	$129,667	$15,313	$19,490	$125	$24,536	$(12,794)	$176,337

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2023	September 30, 2023
ASSETS
Current assets:
Cash and cash equivalents	$382,885	$520,080
Short-term interest-bearing investments	218,043	222,451
Accounts receivable, net, including unbilled of $281,873 and $211,498, respectively	1,029,294	944,477
Prepaid expenses and other current assets	215,914	224,622

Total current assets	1,846,136	1,911,630
Property and equipment, net	776,629	790,923
Lease assets	163,181	160,938
Goodwill and other intangible assets, net	3,040,592	2,930,580
Other noncurrent assets	645,128	631,582

Total assets	$6,471,666	$6,425,653

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, accruals and other	$1,244,546	$1,142,781
Lease liabilities	41,361	39,960
Deferred revenue	149,826	170,634

Total current liabilities	1,435,733	1,353,375
Lease liabilities	117,155	121,654
Long-term debt, net of unamortized debt issuance costs	645,844	645,696
Other noncurrent liabilities	670,581	737,996
Total Amdocs Limited Shareholders’ equity	3,559,745	3,523,759
Noncontrolling interests	42,608	43,173

Total equity	3,602,353	3,566,932

Total liabilities and equity	$6,471,666	$6,425,653

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(In thousands)

	Three months ended December 31,
	2023	2022
Cash Flow from Operating Activities:
Net income	$148,722	$129,872
Reconciliation of net income to net cash provided by operating activities:
Depreciation, amortization and impairment	45,861	61,071
Amortization of debt issuance cost	149	145
Equity-based compensation expense	26,080	19,490
Deferred income taxes	(6,683)	(16,973)
Loss from short-term interest-bearing investments	548	639
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	(66,657)	(197,381)
Prepaid expenses and other current assets	4,452	16,069
Other noncurrent assets	(10,538)	(848)
Lease assets and liabilities, net	(5,340)	(1,251)
Accounts payable, accrued expenses and accrued personnel	95,787	82,136
Deferred revenue	(25,930)	(6,194)
Income taxes payable, net	(18,066)	(11,242)
Other noncurrent liabilities	(5,998)	7,693

Net cash provided by operating activities	182,387	83,226

Cash Flow from Investing Activities:
Purchase of property and equipment, net (a)	(43,743)	(33,703)
Proceeds from sale of short-term interest-bearing investments	8,534	3,734
Net cash paid for business acquisitions	(77,329)	—
Other	928	(835)

Net cash used in investing activities	(111,610)	(30,804)

Cash Flow from Financing Activities:
Repurchase of shares	(158,525)	(100,021)
Proceeds from employee stock option exercises	4,428	14,589
Payments of dividends	(51,053)	(47,735)
Distribution to noncontrolling interests	(1,322)	—
Payment of contingent consideration from a business acquisition	(1,500)	(453)

Net cash used in financing activities	(207,972)	(133,620)

Net decrease in cash and cash equivalents	(137,195)	(81,198)
Cash and cash equivalents at beginning of period	520,080	573,377

Cash and cash equivalents at end of period	$382,885	$492,179

AMDOCS LIMITED

Supplementary Information

(In millions)

	Three months ended
	December 31,	September 30,	June 30,	March 31,	December 31,
	2023	2023	2023	2023	2022
North America	$838.1	$834.4	$830.9	$829.0	$812.7
Europe	181.4	175.5	187.3	171.7	168.7
Rest of the World	225.7	232.6	217.8	222.6	204.3

Total Revenue	$1,245.2	$1,242.6	$1,236.0	$1,223.3	$1,185.7

	Three months ended
	December 31,	September 30,	June 30,	March 31,	December 31,
	2023	2023	2023	2023	2022
Managed Services Revenue	$722.5	$718.1	$719.8	$718.9	$699.8

	as of
	December 31,	September 30,	June 30,	March 31,	December 31,
	2023	2023	2023	2023	2022
12-Month Backlog	$4,210	$4,150	$4,140	$4,110	$4,090

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